                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                AutoNation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05329W102
        ----------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 30, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [X]:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  05329W102                                               Page 2 of 12

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Partners, L.P., a Delaware limited partnership 22-2875193
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   40,819,475
                                      -----------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                       0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

             PERSON                                   40,819,475
              WITH                    ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                       0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       76,738,300

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.45%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

(1) Based on a total of 327,200,000 Shares outstanding on September 30, 2001, as disclosed in a press release of the Issuer on October 25, 2001.

CUSIP No.  05329W102                                               Page 3 of 12

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                      N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Bermuda
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                    7,922,202
                                      -----------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                       0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

             PERSON                                    7,922,202
              WITH                    ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                       0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                      N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      23.45%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                      CO
--------------------------------------------------------------------------------
(1) Based on a total of 327,200,000 Shares outstanding on September 30, 2001, as disclosed in a press release of the Issuer on October 25, 2001.

CUSIP No.  05329W102                                               Page 4 of 12

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                      N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                    1,443,026
                                      -----------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                       0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

             PERSON                                    1,443,026
              WITH                    ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                       0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                      N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      23.45%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------
(1) Based on a total of 327,200,000 Shares outstanding on September 30, 2001, as disclosed in a press release of the Issuer on October 25, 2001.

CUSIP No.  05329W102                                               Page 5 of 12

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                      N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                    9,553,597
                                      -----------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                       0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

             PERSON                                    9,553,597
              WITH                    ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                       0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                      N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      23.45%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                      LLC
--------------------------------------------------------------------------------
(1) Based on a total of 327,200,000 Shares outstanding on September 30, 2001, as disclosed in a press release of the Issuer on October 25, 2001.

CUSIP No.  05329W102                                               Page 6 of 12

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Courtesy Partners, L.P., a Delaware limited partnership 06-1633842
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                         [ ]

                      N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                    8,000,000
                                      -----------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                       0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

             PERSON                                    8,000,000
              WITH                    ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                       0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                      N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      23.45%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------
(1) Based on a total of 327,200,000 Shares outstanding on September 30, 2001, as disclosed in a press release of the Issuer on October 25, 2001.

CUSIP No.  05329W102                                               Page 7 of 12

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CBL Partners, L.P., a Delaware limited partnership 06-1526810
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                         [ ]

                      N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                    9,000,000
                                      -----------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                       0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

             PERSON                                    9,000,000
              WITH                    ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                       0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

                      N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      23.45%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------
(1) Based on a total of 327,200,000 Shares outstanding on September 30, 2001, as disclosed in a press release of the Issuer on October 25, 2001.

CUSIP No.  05329W102                                               Page 8 of 12

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $.01 par value per share (the "Shares"), of AutoNation, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 110 S.E. 6th Street, Ft. Lauderdale, FL 33301.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The names of the persons filing this Statement (the "Filing Persons") are ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), CBL Partners, L.P., a Delaware limited partnership ("CBL") and Courtesy Partners, L.P., a Delaware limited partnership ("Courtesy").

         (b) The principal business address of ESL, Institutional, Investors, CBL and Courtesy is One Lafayette Place, Greenwich, CT 06830. The principal business address of Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

         (c) This Statement is filed on behalf of a group consisting of ESL, Limited, Institutional, Investors, CBL and Courtesy. The general partner of ESL is RBS Partners, L.P., a Delaware limited partnership (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), is the general partner of Institutional. The General Partner is the manager of Investors. Investments is the general partner of CBL and Courtesy. In the aforementioned capacities, ESL, Limited, Institutional, Investors, CBL and Courtesy each may be deemed to be the beneficial owner of the shares of AutoNation, Inc. common stock beneficially owned by the other members of the group.

         The principal business of ESL, Limited, Institutional, Investors, CBL and Courtesy is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited. The principal business of RBSIM is serving as the investment manager of Institutional. Edward S. Lampert's ("Mr. Lampert") principal business is serving as the Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM. William C. Crowley's ("Mr. Crowley") principal business is serving as the President and Chief Operating Officer of Investments. E.J. Bird's principal business is serving as the Vice President, Treasurer and Secretary of Investments.

         (d) and (e) During the past five years, none of the foregoing entities has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of
Schedule 13D.

         (f) ESL, Institutional, Investors, CBL and Courtesy are citizens of Delaware, and Limited is a citizen of Bermuda.

CUSIP No.  05329W102                                               Page 9 of 12

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by ESL for the purchase of 12,057,893 Shares was approximately $116,601,508 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 1,364,307 Shares was approximately $13,468,493 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 352,844 Shares was approximately $3,419,321 and was obtained from working capital. The total amount of funds required by Investors for the purchase of 933,156 Shares was approximately $9,331,560 and was obtained from working capital. The total amount of funds required by Courtesy for the purchase of 8,000,000 Shares was approximately $80,000,000 and was obtained from working capital. The total amount of funds required by CBL for the purchase of 9,000,000 Shares was approximately $90,000,000 and was obtained from working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         ESL, Limited, Institutional, Investors, CBL and Courtesy (the "Filing Persons") acquired their Shares in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. The Filing Persons currently have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

         The Filing Persons have had discussions from time-to-time with the Issuer's management and certain of its directors regarding the Issuer's operating performance and various means of enhancing stockholder value over time. The Filing Persons anticipate that they may in the future make suggestions and potentially have discussions and other communications with the Issuer's management, members of its Board of Directors and possibly other stockholders regarding the foregoing and other matters in order to enhance the value of the investment in the Issuer's Shares.

         Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Filing Persons may also acquire additional shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

         Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Filing Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above.

         On September 21, 2001, ESL notified the Company and federal antitrust authorities that it had a present good faith intention to acquire more than $100 million of the Shares and might, depending on market conditions, acquire more of such Shares. These notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Act"), designated the $100 million acquisition threshold, which had the effect of permitting ESL, following the applicable waiting period, to acquire up to $500 million of the outstanding Shares without further notification under such Act. ESL was granted early termination of the waiting period by the federal antitrust authorities on October 10, 2001.

CUSIP No.  05329W102                                              Page 10 of 12

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional, Investors, CBL and Courtesy dated as of October 30, 2001 (attached hereto as Exhibit 1 and incorporated herein by reference), each of ESL, Limited, Institutional, Investors, CBL and Courtesy may be deemed to beneficially own 76,738,300 Shares (which is approximately 23.45% of the Shares outstanding on September 30, 2001, as disclosed in a press release of the Issuer on October 25, 2001).

         (b)                                  Sole            Shared              Sole               Shared
                                             Voting           Voting           Dispositive         Dispositive
                                              Power            Power              Power               Power
                                            ---------        ---------         -----------         -----------
ESL Partners, L.P.                         40,819,475            0             40,819,475              0
ESL Limited                                 7,922,202            0              7,922,202              0
ESL Institutional Partners, L.P.            1,443,026            0              1,443,026              0
ESL Investors, L.L.C.                       9,553,597            0              9,553,597              0
Courtesy Partners, L.P.                     8,000,000            0              8,000,000              0
CBL Partners, L.P.                          9,000,000            0              9,000,000              0

         (c) All transactions effectuated within the past 60 days are set forth in Schedule A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Items 4 and 5 hereof, there are no contracts, arrangements, understandings or relationships between the ESL, Limited, Institutional, Investors, CBL, Courtesy or any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement, dated as of October 30, 2001, entered into by and among ESL, Limited, Institutional, Investors, CBL and Courtesy.

CUSIP No.  05329W102                                              Page 11 of 12



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 30, 2001

                                        ESL PARTNERS, L.P.

                                        By:  RBS Partners, L.P., its general
                                               partner
                                        By:  ESL Investments, Inc., its general
                                               partner

                                             By: /s/ EDWARD S. LAMPERT
                                                 ------------------------------
                                                          Edward S. Lampert
                                                          Chairman


                                        ESL LIMITED

                                        By:  ESL Investment Management, LLC, its
                                               investment manager

                                             By: /s/ EDWARD S. LAMPERT
                                                 -------------------------------
                                                          Edward S. Lampert
                                                          Managing Member


                                        ESL INSTITUTIONAL PARTNERS, L.P.

                                        By:  RBS Investment Management, LLC, its
                                               general partner

                                             By: /s/ EDWARD S. LAMPERT
                                                 ------------------------------
                                                          Edward S. Lampert
                                                          Managing Member


                                        ESL INVESTORS, L.L.C.

                                        By:  RBS Partners, L.P., its manager
                                        By:  ESL Investments, Inc., its general
                                               partner

                                             By: /s/ EDWARD S. LAMPERT
                                                 ------------------------------
                                                          Edward S. Lampert
                                                          Chairman

CUSIP No.  05329W102                                              Page 12 of 12




                                        COURTESY PARTNERS, L.P.

                                        By:  ESL Investments, Inc., its general
                                               partner

                                             By: /s/ EDWARD S. LAMPERT
                                                 ------------------------------
                                                          Edward S. Lampert
                                                          Chairman

                                        CBL PARTNERS, L.P.

                                        By:  ESL Investments, Inc., its general
                                               partner

                                             By: /s/ EDWARD S. LAMPERT
                                                 -------------------------------
                                                          Edward S. Lampert
                                                          Chairman

                                   SCHEDULE A

                TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL WERE:

                     Date of Purchase          Price Per Share         Shares Purchased
                  ------------------------    -------------------    ----------------------
                         09/18/01                         $9.270                 3,776,052
                         09/20/01                          8.670                   234,000
                         09/21/01                          8.159                   138,400
                         09/26/01                          8.230                   157,000
                         09/27/01                          7.970                   185,750
                         10/30/01                         10.000                 7,566,691

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY LIMITED WERE:

                     Date of Purchase          Price Per Share         Shares Purchased
                  ------------------------    -------------------    ----------------------
                         09/21/01                         $8.159                    34,600
                         09/27/01                          7.970                    54,625
                         10/30/01                         10.000                 1,275,082

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY INSTITUTIONAL
WERE:

                     Date of Purchase          Price Per Share         Shares Purchased
                  ------------------------    -------------------    ----------------------
                         09/18/01                         $9.270                   115,148
                         09/21/01                          8.159                     3,000
                         09/27/01                          7.970                     9,625
                         10/30/01                         10.000                   225,071

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY INVESTORS WERE:

                     Date of Purchase          Price Per Share         Shares Purchased
                  ------------------------    -------------------    ----------------------
                         10/30/01                        $10.000                  933,156

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY COURTESY WERE:

                     Date of Purchase          Price Per Share         Shares Purchased
                  ------------------------    -------------------    ----------------------
                         10/30/01                        $10.000                 8,000,000

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY CBL WERE:

                     Date of Purchase          Price Per Share         Shares Purchased
                  ------------------------    -------------------    ----------------------
                         10/30/01                        $10.000                 9,000,000

                                    EXHIBITS


Exhibit 1 Joint Filing Agreement, dated as of October 30, 2001, entered into by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., CBL Partners, L.P. and Courtesy Partners, L.P.